                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                  Asia Resources International Holdings Limited
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                   04516W 10 6
                         ------------------------------
                                 (CUSIP Number)

                             David L. Ficksman, Esq.
                                 Loeb & Loeb LLP
           1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                 (213) 688-3400
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 24, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

              Well Gain Investments Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]                    (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION



NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                   -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                  -0-

                                    10      SHARED DISPOSITIVE POWER
                                                        -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 38105N103

1        NAME OF REPORTING PERSON

              Zhu Yi Xin

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]                    (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                 OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION



NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            700,636
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                   -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                  700,636

                                    10      SHARED DISPOSITIVE POWER
                                                        -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              700,636 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.0%

14       TYPE OF REPORTING PERSON

               IN

ITEM 1.    SECURITY AND ISSUER

       This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Asia Resources Holdings Limited, a Delaware corporation (the "Company"). The principal executive offices of the Company is located at Rm. 2005, 20/F, Universal Trade Centre, 3-5A Arbuthnot Road, Central, Hong Kong.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) - (c)         This statement on Schedule 13D is filed by Well Gain
Investments Limited, a Chinese corporation ("Well Gain") and Mr. Zhu (collectively, the "Reporting Persons"). The principal executive office of Well Gain is located at Room 2103-2104, 21/F Treasure Centre, 42 Hung To Road, Kwun Tong, Hong Kong. The address of Mr. Zhu is Rm. 2005, 20/F, Universal Trade Centre, 3-5A Arbuthnot Road, Central, Hong Kong. The principal business of Well Gain is investments. Mr. Zhu owns 100% of the outstanding shares of Well Gain. Set forth on Annex A hereto is a schedule setting forth the name and present principal occupation or employment of each Reporting Person's director(s), and the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated by reference into this Item 2 and elsewhere on this statement on Schedule 13D as applicable.

     (d) and (e)       During the past five years, no Reporting Person nor,
to the best of each Reporting Person's knowledge, any person named in Annex A to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On January 24, 2000 (the "Closing Date"), pursuant to an Acquisition Agreement dated as of September 10, 1999 (the "Acquisition Agreement") among the Company, Horler Holdings, Ltd. (Horler), Far Beyond Investments Limited ("Far Beyond") and the shareholders of Far Beyond (the "FB Shareholders"), the FB Shareholders transferred all of the issued and outstanding shares of the capital stock of Far Beyond (the "Far Beyond Shares") to the Registrant in exchange for 8,757,951 shares of the Common Stock of the Registrant representing approximately 88% of the outstanding shares of the Common Stock of the Registrant. Far Beyond owns a 70% equity interest in Harbin Asibao Chemical Fiber Company Limited ("Asibao"), a Sino-foreign joint venture company that produces and distributes polyester filament and polyester staple fiber. The consideration for the Far Beyond Shares was determined through negotiations between the management of the Company and the FB Shareholders.

       Prior to the Share Exchange, Well Gain was the registered owner of 50,000 FB shares. In connection with the Share Exchange, Well Gain received 700,636 shares of the common stock of the Company.

       In connection with the acquisition, the name of the Company will be changed to Asia Fiber Holdings Limited.

ITEM 4.    PURPOSE OF TRANSACTION

         Each Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Acquisition Agreement as described in Item 3 of this statement on Schedule 13D.

         Other than as set forth in Item 3 or Item 4 of this statement on
Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       The Table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and disparitive power over all shares listed opposite his name. Any of the aforementioned persons whose name do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

       Unless otherwise indicated in a footnote in the following Table, no Reporting Person has consummated any Transactions in the Company's shares during the past 60 days other than as set forth herein.

                                               BENEFICIAL OWNERSHIP
                                               --------------------
                                      Number of                   Percentage
                                       Shares                      of Total
                                      ---------                   ----------
Zhu Yi Xin...........................700,636(1)                      7.0%
Well Gain Investments Limited........700,636(2)                      7.0%

--------------


(1) Represents of 700,636 shares of the common stock of the Company registered in the name of Well Gain Investments Limited. Mr. Zhu Yi Xin owns 100% of the outstanding shares of Well Gain Investments Limited.

(2) Mr. Zhu Yi Xin owns 100% of the outstanding shares of Well Gain Investments Limited



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described in Item 4 above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                ------------
99.1                       Acquisition Agreement dated as of September 10, 1999
                           by and between Asia Resources Holdings Limited,
                           Horler Holdings Ltd., Far Beyond Investments Limited,
                           Hearty Holdings Limited, Well Gain Investments
                           Limited, JADT Limited, NJI No.2 Investment Fund,
                           Megastone Development Limited.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:    February 3, 2000                  WELL GAIN INVESTMENTS LIMITED

                                           By: /s/ Zhu Yi Xin
                                              ---------------------------------

                                           Zhu Yi Xin
                                           -------------------------------------

                                           Its: Director
                                                --------------------------------
Date:    February 3, 2000

                                            /s/ Zhu Yi Xin
                                           -------------------------------------
                                           Zhu Yi Xin

                                     ANNEX A

                    DIRECTOR OF WELL GAIN INVESTMENTS LIMITED

         Set forth below are the name, business address, present principal occupation or employment of the director of Well Gain Investments Limited.


NAME              PRESENT PRINCIPAL EMPLOYMENT   BUSINESS ADDRESS
----              ----------------------------   ----------------
DIRECTOR
Zhu Yi Xin *      Sole Director                  Room 2005, Universal Trade
                                                 Centre 3-5A, Arbuthnot Road,
                                                 Central, Hong Kong

* Chinese Citizenship